Exhibit 23.02

CONSENT OF INDEPENDENT APPRAISAL FIRM

Kenneth Cole Productions, Inc.

New York, New York

We hereby consent to the inclusion in Note 8 to the Financial Statements included in the Annual Report on Form 10-K of Kenneth Cole Productions, Inc. for the year ended December 31, 2011 of references to our report relating to the fair value of the assets of Le Tigre, LLC and our report relating to the fair value of the Le Tigre trademark as of December 31, 2011 and 2010 as well as our report relating to the fair value of the customer relationship intangible asset and goodwill as a result of the acquisition of the women's sportswear line of Bernard Chaus, Inc. as of December 31, 2011.

/s/ Corporate Valuation Advisors, Inc.

Hartland, Wisconsin

March 1, 2012